480 Pleasant Street
Lee, Massachusetts 01238
(413) 243-1600

February 25, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Stephen Krikorian
           Accounting Branch Chief

Via EDGAR

Re:	Wave Systems Corp.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 30, 2012
File No. 000-24752

Dear Mr. Krikorian,

This letter sets forth the further response of Wave Systems Corp. (the “Company”) to comment #3 of the staff of the Division of Corporation Finance (the “Staff”) contained in its letter dated February 6, 2013 regarding the above-referenced Form 10-K (the “Form 10-K”).  This letter supplements our earlier response letter submitted on February 20, 2013.  In order to ease your review, we have repeated comment #3 below in its entirety, followed by our response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note (6) Acquisition of Safend, Ltd.

Adjustment for Receivables and Deferred Revenue, page F-17

3.
We will not waive the requirements of Form 8-K with respect to the historical financial statements of Safend, Ltd. and related pro forma information. Until you file correct audited financial statements of Safend, Ltd. for the time span required under Rule 3-05 of Regulation S-X and the pro forma financial information required under Article 11 of Regulation S-X, we will wnot consider that Form 8-K to have been timely filed for purposes of Form S-3 and we will not declare effective any registration statements or post-effective amendments.

Mr. Stephen Krikorian
Securities and Exchange Commission
February 25, 2013

In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. This restriction does not apply to:

(a)  offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
(b)  dividend or interest reinvestment plans;
(c) employee benefit plans;
(d) transactions involving secondary offerings; or
(e) sales of securities under Rule 144.

Once you file the Registrant’s audited financial statements that include the post-acquisition results of operations of Safend, Ltd. for an appropriate period, we will, at your request, consider accepting your audited financial statements in satisfaction of your filing obligation under Rule 3-05 and Article 11 of Regulation S-X with regard to your acquisition of Safend, Ltd.  Any such request should be made in writing to the Division’s Chief Accountant’s Office at dcaoletters@sec.gov and should set forth your reasons this Division should accept the Registrant’s audited financial statements with post-acquisition results of operations of Safend, Ltd. as substantially satisfying your filing obligation with regard to that acquisition.

Response:

As discussed with the Staff last week, we understand that the Staff will not object to an offering by the Company under its effective registration statement on Form S-3 following the filing of the Company’s Form 10-K for the year ended December 31, 2012.  Such Form 10-K will include the Company’s audited consolidated financial statements, which will include the results of its subsidiary Safend, Ltd. since its acquisition on September 22, 2011 (i.e., for one full year, plus slightly over one quarter).   As noted in our previous response letter submitted on February 20, 2013, we will include the risk factor described in such letter in our 2012 Form 10-K and in the offering materials related to such offering, and we will also include the unaudited pro forma financial information, as requested in comment #4 in the Staff’s letter of December 13, 2012,  in the footnotes to our financial statements to be included in our 2012 Form 10-K (rather than in a separate Form 8-K).  The decision whether to proceed with any such offering will remain subject to the Company’s determination that it has disclosed all material information required to be disclosed by the Company in connection with such offering.

Mr. Stephen Krikorian
Securities and Exchange Commission
February 25, 2013

Thank you for your prompt attention to the Company’s response to your comments.  Should you have any questions or comments with respect to this filing, please call me at (413) 243-7008 or e-mail at jfeeney@wave.com.

Sincerely,

/s/ Gerard T. Feeney

Gerard T. Feeney
Chief Financial Officer

cc:           Melissa Walsh, Securities and Exchange Commission
Steven K. Sprague, President and Chief Executive Officer
Neil Townsend, Willkie Farr & Gallagher LLP